HOLLYWOOD MEDIA CORP.
2255 Glades Road, Suite 221-A
Boca Raton, Florida 33431
February 28, 2006
VIA EDGAR AND FACSIMILE
Mr. Kurt Murao, Attorney Advisor
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hollywood Media Corp. Registration Statement on Form S-3 (File Number 333-130903)
Dear Mr. Murao:
     On behalf of Hollywood Media Corp. (the “Company”) and pursuant to Rule 461 under the Securities Act of 1933, as amended, we respectfully request acceleration of effectiveness of the above-referenced registration statement for Thursday, March 2, 2006 at 2:00 p.m., Eastern time, or as soon thereafter as practicable. In connection with the foregoing, the Company hereby acknowledges that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please confirm the date and time of effectiveness of the registration statement to Steven W. Vazquez at Foley & Lardner LLP, our counsel, at (813) 225-4132.

Very truly yours, Hollywood Media Corp.
/s/ Mitchell Rubenstein
Mitchell Rubenstein
Chief Executive Officer